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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITES EXCHANGE ACT OF 1934

For the month of **April 2012**

Commission File Number **001-34399**

SHARPE RESOURCES CORPORATION
(Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sharpe Resources Corporation
(Registrant)

Date: April 27, 2012

By \S\ Roland M. Larsen
President & CEO

SEC1815 (04-09)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SHARPE RESOURCES COMPANY
MANAGEMENT DISCUSSION & ANALYSIS

The following discussion (the "MD&A") of the financial condition and results of operations of Sharpe Resources Company Inc. (the "Company" or "Sharpe") constitutes management's review of the factors that affected the Company's financial and operating performance for the year ending December 31, 2011. The MD&A was prepared as of April 27, 2012 and should be read in conjunction with the audited Consolidated Financial Statements Years Ended December 31, 2011 and December 31, 2010, including the notes thereto. Unless otherwise stated, all amounts discussed herein are denominated in United States dollars.

These are the Company's first annual consolidated financial statements prepared in accordance with International Financial Reporting Standards ("IFRS"). Previously, the Company prepared its financial statements in accordance with Canadian Generally Accepted Accounting Principles ("Canadian GAAP"). The disclosures required by the provisions of IFRS 1, "First-time adoption of International Financial Reporting Standards", explaining how the transition to IFRS has affected the reported financial performance, cash flows and financial position of the Company, are presented in note 16 of the audited Consolidated Financial Statements Years Ended December 31, 2011 and December 31, 2010.

The consolidated financial statements have been prepared in accordance with IFRS issued by the International Accounting Standards Board ("IASB") and Interpretations of the International Financial Reporting Interpretations Committee ("IFRIC"), effective for the Company's reporting for the year ended December 31, 2011.

Overview

The Company is continued under the Canadian Business Corporations Act ("CBCA") and its common shares are listed in the United States on the OTC:BB symbol SHGP. The primary office is located at 360 Bay Street, Suite 500, Toronto, Ontario, Canada, M5H 2V6. The Company is engaged in the development of mineral resources in the United States of America.

Currently the Company has oil and gas royalty interests in Texas through its wholly-owned subsidiary, Sharpe Energy Company, in a single cost centre in the United States of America.

Results of Operations

The net loss for the year ending December 31, 2011 was $93,290 as compared to the net loss of $397,705 for the year ended December 31, 2010. Revenue for the year ending December 31, 2011 was $133,368 compared to $4,319 for the year ended December 31, 2010. This increase in revenue was primarily the result of a one-time disbursement of oil sales totaling $101,553that had been held in suspense since 2001. In addition, a one-time pooling bonus was received in the amount of $16,650.

Total expenses increased from $132,524 for the year ended December 31, 2010 to $226,658 for the year ending December 31, 2011. The increase is the result of an increase in operating expenses from $161 for the year ended December 31, 2010 to $79,305 for the year ending December 31, 2011. This increase is a direct result of operating expenses since 2001 held in suspense and netted against the one-time revenue disbursement. In addition, general and administrative expenses increased from $107,778 for the year ended December 31, 2010 to $123,364 for the year ending December 31, 2011.

The Company entered into an option agreement whereby it agreed to grant an option for Royal Standard Minerals Inc. (RSM) to acquire a 50% interest in coal properties in eastern Kentucky by advancing to the project $2,000,000 prior to December 9, 2009. Once the option was exercised by RSM a 50/50 joint venture agreement was to be entered into by the parties. On September 11, 2009, RSM obtained an extension of the option and joint venture agreement it had with the Company. The extension allows RSM to incur expenditures of $2,000,000 under the agreement up to December 9, 2011.

Liquidity and Capital Resources

The Company's total assets at December 31, 2011 were $30,337 compared to $8,519 at December 31, 2010. The Company funded its operations for the year ending December 31, 2011 through the use of existing cash reserves and the one-time disbursement of oil sales. The Company does not have sufficient cash reserves to fund its administrative costs for the following 12 months and to make inroads on its liabilities to trade creditors and debt holders. Management is actively involved in seeking new equity financing to enable it to service the Company's existing liabilities and its ongoing administrative costs. There can be no assurance that the Company will be successful in these initiatives.

Total liabilities increased $53,458 in the year ending December 31, 2011 going from $943,718 at December 31, 2010 to $997,176 at December 31, 2011 and are the direct result of an increase in accounts payable.

Following is a summary of contractual obligations including payments due for each of the next five years and thereafter.

Contractual Obligations		Payments by Period			
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Due to Royal Standard Minerals	$111,654*	$111,654	$0	$0	$0

* See item (iii) under Related Party Transactions below on page 4.

On a forward going basis equity and debt financings will remain the single major source of cash flow for the Company. As revenue from operations improve the capital requirement of the Company will also improve. However, debt and equity financings will continue to be a source of capital to expand the Company's activities in the future.

The Company is authorized to issue an unlimited number of common shares of which 48,119,863 are outstanding at December 31, 2011. On June 9, 2011, 1,500,000 shares were issued to individuals for employment or similar services. These individuals have never been paid by the Company and it has been determined that the fair value of the services is not reliably estimable. The company has valued the shares based on the fair market value of the shares on the date of issue.

Also at December 31, 2011 the Company had outstanding options to purchase 3,100,000 common shares with exercise prices of Cdn $0.10 per share and expiration dates ranging from May 2012 to May 2013.

There are no warrants outstanding at December 31, 2011.

Selected Annual Information

The following selected financial information is derived from the financial statements of the Company and should be read in conjunction with such statements, including the notes thereto:

	2011	2010	2009
Selected Operating Data			
Revenue	$133,368	$4,319	$30,663
Operating Costs	($79,305)	($161)	($533)
Expenses	($147,353)	($401,863)	($144,033)
Net loss and comprehensive loss for the year	($93,290)	($397,705)	($113,903)
Loss per share – basic	($0.00)	($0.00)	($0.00)
Loss per share – diluted	($0.00)	($0.00)	($0.00)

	2011	2010	2009
Selected Balance Sheet Data			
Total Assets	$30,337	$8,519	$339,138
Total Current Liabilities	$979,223	$876,442	$764,978
Total Long Term Debt	$0	$67,276	$111,654
Total Liabilities	$997,176	$943,718	$876,632
Share Capital	$11,525,080	$11,463,430	$11,463,430
Deficit	($12,947,254)	($12,853,964)	($12,456,259)

Selected Quarterly Information

The following is a summary of selected financial information of the Company for the quarterly periods indicated:

	3 Mos. Ending Dec 31, 2011	3 Mos. Ending Sept 30, 2011	3 Mos. Ending June 30, 2011	3 Mos. Ending Mar 31, 2011	3 Mos. Ending Dec 31, 2010	3 Mos. Ending Sept 30, 2010	3 Mos. Ending June 30, 2010	3 Mos. Ending Mar 31, 2010
Revenue	$3,997	7,323	$120,481	$1,567	$334	$1,262	$0	$2,723
Expenses	($75,578)	($8,461)	($123,762)	($18,857)	($333,599)	($22,536)	($25,875)	($20,014)
Net Loss	($71,581)	($1,138)	($3,281)	($17,290)	($333,265)	($21,274)	($25,875)	($17,291)
Net Loss per Common share basic and diluted	($0.00)	($0.00)	($0.00)	($0.00)	($0.00)	($0.00)	($0.00)	($0.00)

Transactions with Related Parties

Related parties include the Board of Directors, officers, close family members and enterprises that are controlled by these individuals as well as certain persons performing similar functions.

(a) Sharpe entered into the following transactions with related parties:

For the Year ended December 31

	2011	**2010**
Roland MD Larsen[1]	$20,550	$0

(i)   500,000 shares were issued to the son of the Chief Executive Officer of the Company for employment services. They are valued at the fair market value of the shares on the date of issuance (note 11(b)(i) of the audited Consolidated Financial Statements Years Ended December 31, 2011 and December 31, 2010).

(b) Balances with related parties are comprised of:

		December. 31, 2011	**December 31, 2010**	**December 31, 2009**
Due From Related Party	Standard Energy Company (i)	$0	$0	$250,000
		$0	$0	$250,000
Due To Related Parties	Roland M. Larsen (ii)	$17,953	$25,400	$25,400
	Royal Standard Minerals Inc. current portion (iii)	$111,654	$44,378	$0
	Royal Standard Minerals Inc. long term portion (iii)	$0	$67,276	$111,654
		$129,607	$137,054	$137,054

(i) The initial purpose of this transaction was to acquire an asset that Sharpe would become an interest holder in the project either in Standard Energy Company ("Standard") or a direct interest in the Kingwood Coal Project. Standard is related by virtue of its ownership by an officer and director of the Company. The loan receivable was unsecured, non-interest bearing and no date was set for its repayment. On December 1, 2007, Sharpe entered into an agreement to acquire a 100% interest in Standard Energy as described in Note 10(a) of the audited Consolidated Financial Statements as at December 31, 2010 and 2009 and for the first quarter ended March 31, 2010,

2009 and 2008 of the Company. This transaction was cancelled during the first quarter 2010 and the receivable was written off as uncollectible.

(ii) This loan is payable to an officer and director of the Company and was used to fund payables. It is unsecured, bearing interest at 8% and has no date set for repayment. The interest payable on this loan has been accrued but has not yet been paid.

(iii) Royal Standard Minerals Inc. ("RSM") was a related Company by virtue of common management and common directors. As of December 7, 2011 the Company ceased to be a related party, as Roland Larsen stepped down as President and Chief Executive Officer of RSM.
The loan payable was unsecured, non-interest bearing and had no date set for its repayment. On September 9, 2008, the Company entered into an initial agreement with RSM for the repayment of the loan over a three-year period commencing on September 9, 2008. The first principal payment of $42,499 was due on September 9, 2009, $42,499 on September 9, 2010 and $42,499 on September 9, 2011. Pursuant to the Note, the outstanding amount of the loan was to accumulate interest at the rate of 4% per annum, such interest to accrue daily and be payable monthly, in arrears on the first business day of each and every month commencing on October 9, 2008 until the full amount of the loan together with all interest on such amount has been repaid in full.

On September 11, 2009, RSM obtained an extension of the option and joint venture agreement it has with the Company. As consideration for this extension, RSM cancelled the Note received from the Company and received a new promissory note in the amount of $133,134 at 0% interest payable in three equal installments of $44,378 on September 9, 2011, 2012 and 2013. Netted against the due to related parties, Royal Standard Minerals Inc. is a balance due from related parties, Royal Standard Minerals Inc. in the amount of $21,480 (December 31, 2010 - $21,480). The first payment due on September 9, 2011 was not paid. The outcome of this is unknown.

These transactions are in the normal course of operations and are considered to be in the best interest of all shareholders to support corporate growth and future development and are measured at the exchange amount (the amount of consideration established and agreed to by the related parties which approximate the arm's length equivalent value).

Changes in Accounting Policies

International Financial Reporting Standards ("IFRS")
These are the Company's first annual consolidated financial statements prepared in accordance with IFRS. Previously, the Company prepared its financial statements in accordance with Canadian Generally Accepted Accounting Principles ("Canadian GAAP"). The disclosures required by the provisions of IFRS 1, "First-time adoption of International Financial Reporting Standards", explaining how the transition to IFRS has affected the reported financial performance, cash flows and financial position of the Company, are presented in note 16 of the audited Consolidated Financial Statements Years Ended December 31, 2011 and December 31, 2010.

These consolidated financial statements have been prepared in accordance with IFRS issued by the International Accounting Standards Board ("IASB") and Interpretations of the International Financial Reporting Interpretations Committee ("IFRIC"), effective for the Company's reporting for the year ended December 31, 2011.

For more information on accounting policies see Note 2 of the audited Consolidated Financial Statements Years Ended December 31, 2011 and December 31, 2010 of the

Company. The accounting policies set out in Note 2 of the audited Consolidated Financial Statements Years Ended December 31, 2011 and December 31, 2010 of the Company have been applied consistently to all periods presented in these consolidated financial statements. They also have been applied in preparing an opening IFRS balance sheet at January 1, 2010 (note 16 of the audited Consolidated Financial Statements Years Ended December 31, 2011 and December 31, 2010 of the Company) for the purposes of the transition to IFRS, as required by IFRS 1.

Risk and Uncertainties

At the present time, the Company does not have sufficient assets to maintain ongoing profitability. The Company's ability to acquire and develop new projects is a function of its ability to raise the necessary capital to pursue the efforts successfully.

As at December 31, 2011, the Company had negative working capital of $966,839 (December 31, 2010 - negative working capital of $867,923) and an accumulated deficit of $12,947,254 (December 31, 2010 - $12,853,964).

The Company has limited financial resources and there is no assurance that additional capital will be available to it for further acquisitions, exploration and development of new or existing projects. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the property interests of the Company with the possible dilution or loss of such interests.

The Company's business is subject to variety of risks and uncertainties. These risks are explained in detail in Note 4 of the audited Consolidated Financial Statements Years Ended December 31, 2011 and December 31, 2010 of the Company.

Environment
Operations, development and exploration projects could potentially be affected by environmental laws and regulations of the country in which the activities are undertaken. The environmental standards continue to change and the global trend is to a longer, more complex process. Although the Company continuously reviews environmental matters and undertakes to comply with changes as expeditiously as possible, there is no assurance that existing or future environmental regulation will not materially adversely affect the Company's financial condition, liquidity and results of operation. Certain environmental issues, such as storm events, tailings storage seepage, dust and noise emissions, while having been assessed and strategies based on best practices have been adopted, there can be no assurance an unforeseen event will not occur which could have a material adverse effect on the viability of the Company's business and affairs.

Off-Balance Sheet Arrangements
The Company has no off-balance sheet arrangements.

Management's Responsibility for Financial Information
The Company's financial statements are the responsibility of the Company's management, and have been approved by the Board of Directors. The audited Consolidated Financial Statements Years Ended December 31, 2011 and December 31, 2010 have been prepared by management, on behalf of the Board of Directors, in accordance with the accounting policies disclosed in the notes to the consolidated financial statements. Where necessary, management has made informed judgments and estimates in accounting for transactions which were not complete at the financial position date. In the opinion of management, the consolidated financial statements have been prepared within acceptable limits of materiality and are in accordance with applicable International Financial Reporting Standards.

Forward Looking Statements
This MD&A includes certain "forward-looking statements" within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical facts, included in this MD&A that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company's businesses, operations, plans and other such matters are forward-looking statements. When used in this MD&A, the words "estimate", "plan", "anticipate", "expect", "intend", "believe" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to joint venture operations, actual results of current exploration activities, changes in project parameters as plans continue to be refined, unavailability of financing, fluctuations in oil and gas prices and other factors. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results to be different than anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Additional Information

Additional information relating to the Company, including the annual information form of the Company, can be found on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on the Company's website at www.sharperesourcescorporation.com.

\s\ Roland M. Larsen
Roland M. Larsen, President

Heathsville, VA
April 27, 2012